April 1, 2010

Via EDGAR

United States Securities and Exchange

Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.

Form 10-K for the fiscal year ended June 27, 2009

Filed September 9, 2009

Form 10-Q for the quarter ended September 27, 2009

File No. 1·10031

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated March 24, 2010, regarding the above captioned Form 10-K for the fiscal year ended June 27, 2009, and Quarterly Report on Form 10-Q for the quarter ended September 27, 2009, each filed by Nobel Learning Communities, Inc. (“NLCI” or the “Company”). For your convenience, the Staff’s comment has been reproduced, followed by NLCI’s response to such comment.

Note 3. Acquisitions, page F-12

1.	We note your response to prior comment 3. We believe that the pro forma financial information disclosures required under ASC 805 should be based on financial information prepared in accordance with GAAP for each acquired entity. In this regard, we note your disclosure on page 9 that due to the seasonality and variations of accounting methodologies from each of the non-public acquired companies; you do not believe it would be meaningful to present pro-forma information regarding these acquisitions on a quarterly basis. We believe that you are required under ASC 805 to provide pro-forma financial information regarding these acquisitions on a quarterly basis. Please revise in future filings or advise.

Response:	We note your request and will provide pro-forma disclosure to the extent this information is qualitatively or quantitatively material within future quarterly and annual filings. Also, as noted in our response to the Staff’s comment letter dated February 1, 2010, when providing pro-forma information in future filings, we will remove the statement “pro-forma data incorporates the use of cash basis accounting of certain acquired entities.”

*  *  *  *

At your request, NLCI acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NLCI would appreciate the Staff’s cooperation in promptly reviewing the responses to the comments. Please contact me at 484-947-2030 if you have any comments or questions.

Sincerely,

/s/ Thomas Frank
Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.